UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                AMENDMENT #2

                 Under the Securities Exchange Act of 1934


                          Trycera Financial, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                       (Title of Class of Securities)


                                89845Q 10 4
                               (CUSIP Number)


                              Bryan W. Kenyon
                          170 Newport Center Drive
                                 Suite 210
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 30, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryan W. Kenyon

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        1,475,080(1)
     8.   Shared Voting Power         90,000(2)
     9.   Sole Dispositive Power   1,475,080(1)
     10.  Shared Dispositive Power    90,000(2)
          (1) Includes 950,000 shares underlying options. The Reporting Person was granted 750,000 options on May 27, 2004, that vest as follows: (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue since his date of hire; (ii) 1/12th for each $250,000 in aggregate gross revenue growth from the day he commences work for the Issuer; (iii) at the three year six month anniversary of his employment with the Issuer; and/or (iv) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. On December 30, 2005, the Reporting Person was granted 200,000 options that vest 1/16th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue starting first quarter 2006. All of the shares obtainable upon exercise of the options are being reported.
          (2) These shares are held in trusts for Mr. Kenyon's children. He and his wife, Carolyn, are trustees.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,565,080 shares -  Calculated as if all options were eligible to be exercised

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     19.9% - Calculated as if all options were eligible to be exercised.

14.  Type of Reporting Person (See Instructions)

     IN

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Item 1.  Security and Issuer

     Common Stock, par value $.001
     Trycera Financial, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 210
     Newport Beach, CA   92660

Item 2.  Identity and Background

     (a)  Bryan W. Kenyon
     (b)  170 Newport Center Drive
          Suite 210
          Newport Beach, CA   92660
     (c)  Treasurer and CFO of Trycera Financial, Inc.
          170 Newport Center Drive
          Suite 210
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Kenyon was issued 600,000 shares of common stock as a bonus for becoming an officer, of which he gifted 100,000 shares. He purchased 80 shares for a purchase price of $60 in a private offering by the Issuer using his personal funds. He received 750,000 options as part of his compensation pursuant to an employment agreement that will vest potentially on a quarterly basis. As an annual bonus, Mr. Kenyon received an annual 25,000 shares and 200,000 options.

Item 4.  Purpose of Transaction

     The shares of common stock and options were acquired as an investment in the Issuer by Mr. Kenyon. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;

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     (f)  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  1,565,080 shares(1)      19.9%(1)

     (b)  Sole Voting Power        1,475,080 shares(1)
          Shared Voting Power         90,000 shares(2)
          Sole Dispositive Power   1,475,080 shares(1)
          Shared Dispositive Power    90,000 shares(2)

          (1) Includes 950,000 shares underlying options. The Reporting Person was granted 750,000 options on May 27, 2004, that vest as follows: (i) 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue since his date of hire; (ii) 1/12th for each $250,000 in aggregate gross revenue growth from the day he commences work for the Issuer; (iii) at the three year six month anniversary of his employment with the Issuer; and/or (iv) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. On December 30, 2005, the Reporting Person was granted 200,000 options that vest 1/16th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue starting first quarter 2006. All of the shares obtainable upon exercise of the options are being reported
          (2) These shares are held in trusts for Mr. Kenyon's children. He and his wife, Carolyn, are trustees.
     (c)  Not Applicable
     (d) Mr. Kenyon's wife, Carolyn, is also trustee of their childrens' trusts.
     (e)  Not Applicable


Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of   the Issuer

     Not Applicable

                                 Page 4 of 5
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Item 7.  Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2006

/s/ Bryan W.  Kenyon
Bryan W. Kenyon

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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